August 30, 2021

Mr. David Orlic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of FinTrust Income and Opportunity Fund (the “Fund”), a series of 360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Orlic:

This letter provides the Trust’s responses to the comments you provided on Thursday, August 26, 2021, on the preliminary proxy statement filed on behalf of the Fund on Tuesday, August 17, 2021. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Shareholder Letter

1.	The first paragraph states: “The Adviser currently serves as the investment adviser to the Fund under an interim investment advisory agreement between the Trust and the Adviser (the “Prior Advisory Agreement”).” Please revise the disclosure to state that the Adviser currently serves under an interim investment advisory agreement.

Response:	The Fund has revised the disclosure.

Notice of Special Meeting of Shareholders

2.	Comment:	As required under Rule 14a-4, please identify in bold typeface who is soliciting the vote.

	Response:	The Trust has added the disclosure.

Proxy Statement

3.	Comment:	Under the Section “Information Concerning the Adviser,” please provide the Adviser’s ownership information as required by Item 22(c) of Schedule 14A.

	Response:	The Trust has added the disclosure.

4.	Comment:	The “Legal Analysis” for Proposal 2 stated: “[T]he New Adviser has agreed to maintain this [expense limitation] arrangement, but is requesting that shareholders grant the Adviser the right to recover the waived fees and reimbursed expenses of the Former Adviser.” Since there is no change in the investment adviser, please revise the disclosure to clarify that the Adviser is seeking to carryover the previously waived fees and reimbursed expenses under the prior expense limitation agreement.

	Response:	The Trust has revised the disclosure.

5.	Comment:	The final sentence in the fourth paragraph in the section “Voting Securities and Voting” states: “Proposal 2 is contingent upon the approval of Proposal 1 and will not go into effect unless shareholders approve Proposal 1. Proposal 1 is not contingent upon the approval of Proposal 2.” Please provide this disclosure whenever the two proposals are presented to shareholders.

	Response:	The Trust has added the disclosure to the Notice of Special Shareholder Meeting, earlier in the proxy statement, and on the proxy voting card.

6.	Comment:	Under that same section, we note that under Item 21 of Schedule 14A, broker non-votes are not permitted on these types of proposals. Therefore, please strike the reference to broker non-votes.

	Response:	The Trust has deleted the reference to broker non-votes.

7.	Comment:	In the table under the section “Security Ownership of Certain Beneficial Owners,” please include the number of oustanding shares owned by record owners, in addition to the percentage of ownership,” as required by Item 403 of Regulation S-K.

	Response:	The Trust has revised the disclosure to include the total number of shares beneficially owned.

Exhibits

8.	Comment:	In Exhibit C – Prior Expense Limitation Agreement, the Schedule A-1 states that the prior expense limit expired “Upon the termination of the Interim Advisory Agreement” and on March 31, 2020. Please clarify when the prior expense limits expired.

	Response:	The Trust has revised the disclosure in Schedule A-1 of Exhibit C.

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Proxy Card

9.	Comment:	As required by Rule 14a-4, please bold the disclosure that states who is soliciting the shareholders and what will happen if no proxy direction is given.

	Response:	The Trust has made the requested change.

     Please contact me at (513) 629-9482 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo J. Howell
Bo J. Howell
Partner
Strauss Troy Co., LPA

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